UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DESIGNER BRANDS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value

(Title of Class of Securities)

250565108

(CUSIP Number of Class of Securities)

Designer Brands Inc.

Attention: Michelle Krall, Esq.

Chief Legal Officer and Corporate Secretary

Designer Brands Inc.

810 DSW Drive

Columbus, Ohio 43219

(614) 237-7100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Erin E. Martin, Esq.

Celia A. Soehner, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-tender offer subject to Rule 14d-1. party
☒	issuer tender offer subject to Rule 13e-4.
☐	going-transaction subject to Rule 13e-3. private
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Designer Brands Inc., an Ohio corporation (“DBI” or the “Company”), on June 8, 2023 (the “Original Schedule TO”), as amended and supplemented by the Amendment No. 1 to the Tender Offer Statement, filed with the SEC On June 23, 2023 (“Amendment No. 1,” and together with the Original Schedule TO, and this Amendment No. 2, the “Schedule TO”) in connection with the offer by the Company to purchase for cash up to $100,000,000 in value of shares of its Class A Common Shares, without par value (the “Shares”).

The Company’s tender offer (the “Offer”) is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 8, 2023, and previously filed as Exhibit (a)(1)(A) to the Original Schedule TO (the “Original Offer to Purchase”) as amended and supplemented by the Amendment No. 1 and the Supplement to Offer to Purchase, dated June 23, 2023 and filed as Exhibit (a)(1)(G) to the Amendment No. 1 (the “Supplement” and, together with the Original Offer to Purchase, the “Offer to Purchase”), and in the related Amended Letter of Transmittal, dated June 23, 2023, a copy of which is filed as Exhibit (a)(1)(H) to the Amendment No. 1 (the “Amended Letter of Transmittal,” and together with the Offer to Purchase, the “Offer Documents”).

This Amendment No. 2 is being filed in accordance with Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, the information contained in the Schedule TO and the Offer to Purchase and the other Offer Documents that constitute part of the Offer remain unchanged.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

Exhibit No	Description

(a)(1)(L)*	Instruction Form.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Designer Brands Inc.

By:	/s/ Jared A. Poff
Jared A. Poff
Executive Vice President and Chief Financial Officer

Date:	June 27, 2023

Exhibit Index

Exhibit No	Description

(a)(1)(A)*	Offer to Purchase, dated June 8, 2023.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 8, 2023.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 8, 2023.

(a)(1)(F)*	Summary Advertisement, dated as of June 8, 2023.

(a)(1)(G)*	Supplement to Offer to Purchase, dated June 23, 2023.

(a)(1)(H)*	Amended Letter of Transmittal.

(a)(1)(I)*	Amended Notice of Guaranteed Delivery.

(a)(1)(J)*	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 23, 2023.

(a)(1)(K)*	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 23, 2023.

(a)(1)(L)	Instruction Form.

(a)(2)*	Annual Report on Form 10-K for the fiscal year ended January 28, 2023 filed on March 16, 2023.

(a)(3)*	Quarterly Report on Form 10-Q for the quarter ended April 28, 2023 filed on June 8, 2023.

(a)(4)	Not applicable.

(a)(5)*	Press release announcing the intention to commence the Tender Offer, dated June 8, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 8, 2023).

(a)(6)*	Press release announcing the commencement of the Tender Offer, dated June 8, 2023.

(a)(7)*	Press release announcing amendment of the Tender Offer, dated June 23, 2023 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on June 23, 2023).

(d)(1)*	DSW Inc. 2005 Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 30, 2014).

(d)(2)*	DSW Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Appendix C to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 30, 2014).

(d)(3)*	First Amendment to DSW Inc. 2014 Long-Term Incentive Plan, dated January 31, 2018 (incorporated by reference to Exhibit 10.3.1 to the Company’s Annual Report on Form 10-K filed on March 26, 2019).

(d)(4)*	Designer Brands Inc. 2014 Long-Term Incentive Plan (as Amended and Restated) (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed on July 14, 2020).

(d)(5)*	Form of Restricted Stock Units Award Agreement (incorporated by reference to Exhibit 10.3.2 to the Company’s Annual Report on Form 10-K filed on May 1, 2020).

(d)(6)*	Form of Non-Employee Director Stock Unit Award (incorporated by reference to Exhibit 10.3.3 to the Company’s Annual Report on Form 10-K filed on May 1, 2020).

(d)(7)*	Form of Nonqualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.3.4 to the Company’s Annual Report on Form 10-K filed on May 1, 2020).

(d)(8)*	Form of Performance-Based Restricted Stock Units Award Agreement (incorporated by reference to Exhibit 10.3.5 to the Company’s Annual Report on Form 10-K filed on May 1, 2020).

(d)(9)*	Form of Performance Share Agreement (incorporated by reference to Exhibit 10.3.8 to the Company’s Annual Report on Form 10-K filed on March 16, 2023).

(d)(10)*	Form of Director Stock Unit (incorporated by reference to Exhibit 10.3.9 to the Company’s Annual Report on Form 10-K filed on March 16, 2023).

(d)(11)*	Designer Brands Inc. Cash Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K filed on March 16, 2023).

(d)(12)*	Employment Agreement, dated March 27, 2009, between William L. Jordan and DSW Inc. (incorporated by reference to Exhibit 10.61 to the Company’s Annual Report on Form 10-K filed on April 1, 2009).

(d)(13)*	First Amendment to Employment Agreement, dated November 9, 2015, between William L. Jordan and DSW Inc. (incorporated by reference to Exhibit 10.29.1 to the Company’s Annual Report on Form 10-K filed on March 24, 2016).

(d)(14)*	Standard Executive Severance Agreement, dated July 20, 2016, between Jared Poff and DSW Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on September 1, 2016).

(d)(15)*	Standard Executive Severance Agreement, dated April 9, 2020, between Mary Turner and Designer Brands Inc. (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K filed on May 1, 2020).

(d)(16)*	Standard Executive Severance Agreement, dated April 9, 2020, between James Weinberg and Designer Brands Inc. (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed on March 16, 2023).

(d)(17)*	Amended Executive Severance Agreement, dated January 4, 2023, between David H. Howe and Designer Brands, Inc. (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed on March 16, 2023).

(g)	None.

(h)	None.

107*	Calculation of Filing Fees.

*	Previously filed.